SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-6B-2

CERTIFICATE OF NOTIFICATION

Certificate is filed by: Niagara Mohawk Power Corporation (the "Company")

               This certificate is notice that the above-named Company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.               Type of the security or securities:

              On June 27, 2003, the Company issued a $350 million seven (7) year unsecured note to its indirect parent company, National Grid USA. The note will mature on June 30, 2010 and includes make-whole provisions. This transaction was undertaken in accordance with the Order of the New York State Public Service Commission, "Order Authorizing Issuance of Securities" issued and effective June 10, 2002 in Case 02-M-0341.

2.               Issue, renewal or guaranty:

                  Issuance.

3.               Principal amount of each security: $350 million.

4.               Rate of interest per annum of each security:

               The interest rate on the note is 3.83% per annum. The interest rate was determined by employing the Best Rate Method as approved by the New York State Public Service Commission in its June 10, 2002 Order in Case 02-M-0341.

5.               Date of issue, renewal or guaranty of each security:

                  Date of Issuance: June 27, 2003

6.               If renewal of security, give date of original issue:

                  Not Applicable.

7.               Date of maturity of each security:

                  June 30, 2010

8.               Name of the person to whom each security was issued, renewed or guaranteed:

                  National Grid USA

9.               Collateral given with each security, if any:

                  None.

10.              Consideration received for each security:

                  $350 million

11.               Application of proceeds of each security:

                  The proceeds of the note issuance were used to reduce short-term debt.

12.               Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

                    (   )   a.   the provisions contained in the first sentence of Section 6(b).

                    (   )   a.   the provisions contained in the fourth sentence of Section 6(b).

                    (X)   c.   the provisions contained in any rule of the Commission other than Rule U-48.

13.               If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

                  Not Applicable

14.               If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein desribed have been issued.

                  Not Applicable

15.               If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

                  Rule 52.

NIAGARA MOHAWK POWER CORPORATION
s/Robert G. Seega
_______________________________
Robert G. Seega
Assistant Treasurer

Date:      July 2, 2003